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Direct Dial Number (310) 282-6247 jmccloud@glaserweil.com	May 11, 2009
Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3561
Mail Stop 3561

Re:	MGM MIRAGE Form 10-K for the year ended December 31, 2008 Filed March 17, 2009 File No. 001-10362
Dear Ms. Cvrkel:
Enclosed for filing with the Securities and Exchange Commission (the “SEC”) on behalf of MGM MIRAGE (the “Company”) is the Company’s response to your letter dated April 27, 2009. The letter from the SEC’s staff (the “Staff”) set forth various specific comments (the “Comments”) on the Company’s Form 10-K for the fiscal year ended December 31, 2008.
Set forth below are the Company’s responses to the Comments, which the Company has requested the undersigned submit to you on its behalf. For purposes of facilitating the Staff’s review of the Company’s responses to the Comments, the original comments are included at the beginning of each response.
Leveraging Our Brand and Management Assets, page 8
1.	We note that in November 2007, the company announced a project with Mubadala Development Company for the creation of an MGM Grand Abu Dhabi hotel. Please tell us, and revise future filings to disclose, the status of this planned development, including any progress with design and development, any costs incurred or capitalized, and overall progress to date.

As the Staff noted, the Company announced a project with Mubadala Development Company (“Mubadala”) in November 2007. The Company included a description of the project in its Form 10-K for the year ended December 31, 2008 (see Item 1. Business, “Leveraging our Brand and Management Assets – Mubadala Development Company”). In addition, the Company notes for the Staff’s benefit that the current scope of the project includes a mixed-use development which will highlight several of the Company’s premier brands, including MGM Grand, Skylofts, and Bellagio. The development will include approximately 1,030 hotel rooms and 550 residential units. The project is currently in the

Securities and Exchange Commission
May 11, 2009

design phase and under review by Mubadala. The design phase is slated to be complete at the end of 2009, and the project is planned for opening in late 2013.

The Company has no capital investment in the project, and provides development management services during the project development stage, for which it is reimbursed. The Company will operate the hotels post opening under a long-term management services agreement.

The Company will revise its future filings (namely Item 1. Business in it future forms 10-K) to include the current status of the project, and will update Management’s Discussion and Analysis in future periodic filings to the extent material events occur with respect to this development.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
2.	Given the material amounts of outstanding debt at December 31, 2008 and the borrowing subsequent to year end of all amounts available under your credit facilities, we believe you should revise future filing to include robust disclosure as to the market risk associated with interest rates on your debt. Please revise to include the tabular presentation detailed in Regulation S-K, Item 305(a)(i)(A)(1). Alternatively, please expand your sensitivity analysis disclosures in future filing to include more detailed information concerning amounts of debt subject to variable rates, weighted average rates and the impact to your financial statements resulting from a change in those rates.

As requested by the Staff, in future filings, beginning with its March 31, 2009 Form 10-Q, the Company will add more robust disclosure as to the market risk associated with interest rates on its debt, including the tabular presentation detailed in Regulation S-K, Item 305(a)(i)(A)(1).
Financial Statements, page 52
3.	We refer to the line item “CityCenter partial completion guarantee and delayed equity contributions” in the amount of $1,111,837. Please tell us the nature and amounts comprising the total amount of $1,111,837.

The December 31, 2008 balance of $1,111,837,000 is comprised of $205,000,000 related to the Company’s partial completion guarantee, which is discussed further in our response to Item 10, and $906,837,000 related to the delayed equity contribution (the “Contribution”). The Company determined that a liability for the Contribution should be recorded based on applying the guidance outlined in EITF 94-1, which indicates that “a liability should be recognized for delayed equity contributions that are unconditional and legally binding.” FAS 5 gives guidance on when to record the liability, and based on applying the guidance in EITF 85-16, the Company determined that the liability should be recorded at net present value, with interest accreted during the periods the contributions are made in cash.

Securities and Exchange Commission
May 11, 2009

The Company recorded the Contribution at net present value of expected cash flows, with a discount rate reflective of current market conditions. The Company used a discount rate of 15%, based on its determination of appropriate market rates. The net present value of the Contribution was recorded as a delayed equity contribution (liability) and an increase to the balance of the CityCenter investment (asset).
Notes to Consolidated Financial Statements, page 57
4.	We note from page 58 that development related to an Atlantic City project and the Kerzner-Istithmar project have been postponed. Please tell us the amount of any costs incurred on these projects that are currently recorded on the balance sheet at December 31, 2008 and please provide us with, and disclose in future filings, the specific factors management will consider in determining the future of these projects. Your response should include whether the company plans to make an evaluation at the end of each reporting period for these projects and related costs (if any). To the extent you have recognized significant amounts on your balance sheet related to these projects, it appears you would be required to perform an impairment test under paragraph 8 of SFAS 144. Please provide us with your impairment analysis as of December 31, 2008. If you did not perform an impairment analysis on the assets related to these projects, please tell us why you believe you were not required to do so.

There were no material costs recorded on the balance sheet for the Kerzner-Istithmar project and no material contributions had been made to the joint venture project at December 31, 2008. Therefore, the Company did not conduct an impairment evaluation under SFAS 144.

Costs recorded on the balance sheet for the Atlantic City project at December 31, 2008 are as follows:

(In thousands)
Design and related costs	$25,703
Land and related costs	785,430
Other assets	4,823

$815,956

The planned Atlantic City project will be located on approximately 72 acres of land owned by the Company. The Company believes MGM Grand Atlantic City is a viable project once general economic conditions recover in the United States and expects to develop MGM Grand Atlantic City when feasible. The Company has substantially completed the design phase related to the planned resort and prior to its decision to postpone development activities expected to begin construction in late 2008 and expected to open the resort in 2012.

Securities and Exchange Commission
May 11, 2009

The Company notes that its Board of Directors must approve any changes to the Company’s plans with respect to these projects, including decisions to abandon the projects, continue its current plan of delaying the project, or move forward with the project. As the Company disclosed in its Form 10-K for the year ended December 31, 2008, the decision to delay these projects was based on current economic conditions and limited access to capital markets. The Company believes it is implicit, therefore, that its near-term plans are to continue delaying these projects as these conditions persist, and that it would only move forward with these projects to the extent these conditions improve. However, the Company will revise its future filings, beginning with its March 31, 2009 Form 10-Q, to make these statements explicitly.

The Company believes that the decision to postpone further development activities related to the Atlantic City project caused a triggering event with respect to the project under paragraph 8 of SFAS 144. Therefore the Company performed an impairment test on the project as required under SFAS 144 as of December 31, 2008. In accordance with SFAS 144, the Company completed an undiscounted cash flow analysis. The key assumptions in the Company’s analysis included the following:
•	Total budgeted construction costs to complete the project are $5.2 billion, including an estimate of capitalized interest; and

•	The Company projected cash flows for the resort over 20 years, the weighted average estimated useful life of the primary assets; used historical industry growth rates; and included estimates for maintenance capital expenditures, including periodic room remodels.
The Company’s estimate of the undiscounted cash flows of the planned resort exceeded the carrying value of the assets by a substantial margin. Therefore, the Company did not recognize an impairment charge as of December 31, 2008.
Note 3- Significant Accounting Polices and Basis of Presentation, page 58
5.	We note your disclosure of your policy to evaluate investments in unconsolidated affiliates for impairment when events or changes in circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value. In light of the disclosure in Note 1 on page 57 that CityCenter postponed the opening of the Harmon Hotel & Spa until late 2010 and cancelled the development of approximately 200 residential units originally planned, as well as the fact that the joint venture has incurred a loss in the last two years, please tell us if you performed an impairment analysis on your equity investment in CityCenter. If you performed an analysis, please provide us the results of the analysis including all significant assumptions used. If you did not perform an impairment analysis on your investment in CityCenter please explain to us why you do not believe it was necessary.

Securities and Exchange Commission
May 11, 2009

The Company performed an impairment analysis with respect to its equity investment in CityCenter at December 31, 2008. The losses incurred by CityCenter to date relate to selling expense for its residential components that are expensed as incurred and preopening expenses related to preparation for the opening of the resort in late 2009. The following factors led the Company to consider whether its investment balance had suffered an “other-than-temporary” impairment under APB 18:
•	Recent decreases in budgeted operating cash flows (upon opening in late 2009);

•	Recent decreases in operating results at the Company’s Las Vegas Strip resorts;

•	Decline in the pace of condominium sales at CityCenter; and

•	Changes in scope of the project related to the Harmon Hotel and Spa.
The Company’s impairment analysis was based on a fair value approach, utilizing Level 3 inputs to prepare a discounted cash flow model. The Company’s discounted cash flow model utilized in this impairment analysis was the same model it typically uses when reviewing assets for impairment – for instance, it was the same model that the Company utilizes to perform its annual goodwill impairment assessment.

The key internal assumptions included budgeted amounts for remaining construction costs, expected residential sales proceeds, and operating cash flows once the project is open. The key external assumptions included the discount rate and terminal multiple. The external assumptions utilized for this impairment analysis were, again, based on similar assumptions utilized in the goodwill impairment assessment, which the Company developed with assistance from a third party valuation firm.

The results of the Company’s analysis indicated that the fair value of the investment was approximately 3% below the carrying value. The Company assessed whether the indicated impairment was “other than temporary” and determined that it was not, given the relative lack of severity of the impairment and the Company’s assessment that a) the length of time the investment had impaired was short (the factors described above are recent factors), b) the Company has the intent and ability to hold its investment for a significant length of time, and c) the Company’s assessment that the recovery period for the investment’s value would be significantly shorter than the Company’s holding period.
Note 8- Investments in and advances to unconsolidated affiliates, page 68
6.	We refer to the line item “Non-operating items from unconsolidated affiliates” in the first table on page 70. Given the significant increase in this item from $18,805 in the year ended December 31, 2007 to $34,559 in the year ended December 31, 2008 and that the amount has risen in each reporting period presented, please provide us with a detailed schedule identifying the nature of all significant amounts recorded within this line item and explain to us why you believe these are appropriately classified in non-operating income/expense rather than within the “income from unconsolidated affiliates” line item. We may have further comment upon receipt of your response.

Securities and Exchange Commission
May 11, 2009

Detail of non-operating items from unconsolidated affiliates is presented in the table below. The increase is primarily due to the full year of operations of MGM Grand Macau (which opened on December 18, 2007) for the year ended December 31, 2008.

	Year Ended December 31,
	2008	2007
	(In thousands)
Interest income	$11,557	$2,691
Interest expense	(45,679)	(25,124)
Other	(437)	3,628

	$(34,559)	$(18,805)

Below is an excerpt from the Company’s response to the Commission’s letter dated April 3, 2006 regarding a similar comment from the Staff on the Company’s Form 10-K for the year end December 31, 2005 and relating to the presentation of results of unconsolidated affiliates:
“The Company utilizes investments in unconsolidated affiliates as a mechanism to participate in casino development and operation without funding the entire development cost. Investments in unconsolidated affiliates allow the Company increased financial flexibility and in many cases allow the Company to earn financial returns on real estate assets in a more efficient and expedited manner than developing a wholly-owned resort.”
Consistent with the Company’s response to the 2005 comment, the Company continues to believe it is appropriate to reflect the results of its investments in unconsolidated affiliates in three line items – income from unconsolidated affiliates, preopening and start-up expenses, and non-operating items from unconsolidated affiliates.

The Company believes this presentation is supported by Rule 5.03 of Regulation S-X, which sets forth the major line items that should be used in income statements. The Rule provides that a line item entitles “Equity in Earnings of Unconsolidated Subsidiaries and 50 Percent-or-less Owned Persons,” should typically be included. However, it also says, “If justified by the circumstances, this item may be presented in a different position and a different manner (see Rule 4-01(a)).”

Rule 4-01(a) states:
“Financial statements should be filed in such form and order, and should use such generally accepted terminology, as will best indicate their significance and character in light of the provisions applicable thereto. The information required with respect to any statement shall be furnished as a minimum requirement to which shall be added such further material information as is necessary to make the required statements, in light of the circumstances under which they are made, not misleading.”

Securities and Exchange Commission
May 11, 2009

The Company believes the separate disclosure of the financing costs related to our unconsolidated affiliates in the non-operating section of the statement of operations provides the users of its financial statements with meaningful information regarding its total costs of borrowing for both wholly owned resorts and unconsolidated affiliates. Since these investments are a mechanism to invest in casino resorts (our principle line of business), the Company believes the results of these investments should be presented in a similar manner.

The Company notes that it provides a summary of the amounts recorded on the three separate lines related to its unconsolidated affiliates in its footnotes, so that users of the financial statements can see the total impact of the results of the unconsolidated affiliates.

7.	Please provide us details of the nature and amounts contributing to the increase in the CityCenter investment balance from $1,421,480 at December 31, 2007 to $3,581,188 at December 31, 2008.

Detail of the increase in the CityCenter balance is presented in the table below. The increase includes the effect of the delayed equity contribution and the partial completion guarantee.

(In thousands)
Investment balance at 12/31/2007	$1,421,480
Capital contributions	2,052,728
Company share of joint venture income (loss)	(33,902)
Capitalized interest	140,882

Investment balance at 12/31/08	$3,581,188

Note 11- Long-Term Debt, page 72
8.	We note your disclosure in Note 2 that you do not believe you will be in compliance with the financial covenants under the senior credit facility at March 31, 2009 and as a result, you obtained a waiver through May 15, 2009. In light of your disclosure that the lenders have indicated they are likely to assert a claim that the going concert opinion was an event of default and could demand immediate repayment of the borrowings subsequent to May 15, 2009, it would appear that Issue 4 of EITF 86-30 may apply to your classification of the debt under the senior credit facility as of March 31, 2009. We assume that if you would have failed to be in compliance with the covenants as of March 31, 2009, absent the waiver, the debt under the senior credit facility will be classified as current on the balance sheet at March 31, 2009. Please advise.

The Company agrees with the Staff’s comments and conclusion. The Company was not in compliance with the financial covenants under its senior credit facility at March 31, 2009. On April 29, 2009, the Company obtained an amendment and waiver of the requirement that the Company comply with the financial covenants under its senior credit facility

Securities and Exchange Commission
May 11, 2009

through June 30, 2009. Following the expiration of the waiver on June 30, 2009, the Company will be subject to an event of default related to noncompliance with financial covenants under the senior credit facility at March 31, 2009. In addition, there are provisions in the indentures governing the Company’s senior and senior secured credit facility under which a) the event of default under the senior credit facility, or b) the remedies under an event of default under the senior credit facility, would cause an event of default under the relevant senior and senior subordinated notes, which would also allow holders of the senior and senior subordinated notes to demand immediate repayment and decline to release subsidiary guarantees. Therefore, the Company will classify outstanding borrowings under its senior credit facility and its senior and senior subordinated notes within current liabilities in its Form 10-Q for the period ending March 31, 2009, in accordance with the guidance provided in EITF No. 86-30.
Note 13- Commitments and Contingencies, page 78
9.	We refer to the settlement on page 17 regarding the Mandalay Bay Ticket Processing Fee Litigation. Your disclosure indicates that a settlement was reached in February 2009, prior to the issuance of your December 31, 2008 financial statements. If the settlement was material, please tell us if the amount was accrued at December 31, 2008. If not, please explain to us why you believe it was not appropriate to accrue for the contingency at year-end.

The Company settled the Mandalay Bay Ticket Processing Fee Litigation for an amount which was not material to the Company’s financial statements.
CityCenter completion guarantee, page 78
10.	In accordance with FIN 45, we note that you recognized $205 million in your balance sheet related to the CityCenter partial completion guarantee. We further note that the company may be responsible for amounts up to $600 million related to this obligation. In this regard, please tell us how you determined the fair value of $205 million. We may have further comment upon receipt of your response.

The Company determined the amount to record for the CityCenter partial completion guarantee (the “Guarantee”) as the greater of the fair value of the Guarantee or the FAS 5 liability related to the Guarantee in accordance with FASB Interpretation No. 45. The Company utilized the services of a third party valuation firm to assist the Company in determining the fair value of the Guarantee, which was determined to be $205 million, based on a simulation technique similar to a “Monte Carlo” analysis. Under FAS 5, the Company believes a contingent liability is present since the forecasted construction costs for CityCenter at December 31, 2008 included a portion of the Guarantee being funded. In terms of the specific amount of FAS 5 liability, the Company determined that there is a “point estimate” or “best estimate within a range” of possible outcomes, given the precision with which we are able to forecast construction expenditures at this late stage in the project. The determined FAS 5 liability for the Guarantee was $140 million. As the FIN 45 liability was greater, the Company recorded $205 million for the fair value of the Guarantee. The investment account for CityCenter was increased accordingly.

Securities and Exchange Commission
May 11, 2009

Note 15- Stock-based compensation, page 80
11.	We refer to the table at the bottom of page 80, specifically, the column “Aggregate Intrinsic Value.” It is unclear why the intrinsic value for all stock options outstanding, vested and exercisable at December 31, 2008 all have the same amount of $7,348. Please advise.

The Company determines the calculations for these disclosures based on the Company’s closing stock price at December 31, 2008, which was $13.76. The only outstanding stock options or SARs at December 31, 2008 which had intrinsic value based on that price were also awards that were both “vested and expected to vest” and “exercisable” at December 31, 2008.
Note 19- Condensed Consolidating Financial Information, page 85
12.	We note your summarized presentation of the condensed consolidated statements of cash flows, presenting only one summarized line item for each of the operating, investing and financing cash flows. Please note that condensed consolidated financial information in accordance with Article 3-10 of Regulation S-X should be presented in a manger similar to the condensed format allowed by Article 10 of Regulation S-X. Therefore, although presentation of one line item for the cash flows from operating activities is permitted, such presentation for investing and financing activities is only appropriate if individual line items do not meet the materiality thresholds. Please revise future filings as appropriate.

As requested by the Staff, in future filings, beginning with its March 31, 2009 Form 10-Q, the Company will provide detailed presentation of investing and financing activities with relation to condensed consolidating financial information.
Form 8-K dated March 17, 2009
13.	We note that the presentation of Property EBITDA for the MGM Grand Macau on page 2 for both the three months and year ended December 31, 2008. Please note each non-GAAP measure presented must be reconciled in accordance with Item 10(e) of Regulation S-K. Although we note reconciliations of Property EBITDA on page 9, we do not see a reconciliation specific to the MGM Grand Macau. Please ensure that ALL non-GAAP measures in future filings are reconciled appropriately.

As requested by the Staff, in future filings the Company will revise its disclosure to include a reconciliation of Property EBITDA to operating income for MGM Grand Macau whenever it presents Property EBITDA for MGM Grand Macau.

Securities and Exchange Commission
May 11, 2009

Form 8-K dated April 6, 2009
14.	Your disclosure indicates that the new employment agreement with Mr. Murren was effective as of December 1, 2008. We note the issuance of stock appreciation rights under the agreement. Please tell us if the December 31, 2008 financial statements reflect any liabilities and/or expense related to these SARs, and if not, tell us why you believe it was appropriate that no amounts were recorded as of that date.

As clarified in our Form 8-K/A filed on May 1, 2009, the effective date of Mr. Murren’s new employment agreement was April 6, 2009 (the date on which the binding term sheet reflecting the terms of Mr. Murren’s employment was executed). In connection with the agreement, Mr. Murren’s salary was increased retroactively to December 1, 2008, resulting in a one-time “catch-up” payment of approximately $200,000. Therefore, the December 31, 2008 financial statements do not reflect any liabilities, expense, or other amounts or disclosures related to any aspect of the employment agreement, including SARs issued under the employment agreement.
Attached is a statement from the Company acknowledging the items requested in your letter. If there are additional comments or questions, please do not hesitate to contact the undersigned at (310) 282-6247.
Very truly yours,

/s/ Janet S. McCloud
Janet S. McCloud
Of Glaser, Weil, Fink, Jacobs, Howard & Shapiro, LLP
Attachment

Copies to:	James J. Murren Gary N. Jacobs Robert C. Selwood Daniel J. D’Arrigo

The undersigned, on behalf of MGM MIRAGE, acknowledges:
•	MGM MIRAGE (the “Company”) is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

•	Comments by Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings;

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Gary N. Jacobs
Gary N. Jacobs
Executive Vice President, General Counsel and Secretary of MGM MIRAGE